Exhibit (a)(1)

               OFFER TO PURCHASE FOR CASH ANY AND ALL OUTSTANDING
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                                       OF
                     CHRISKEN PARTNERS CASH INCOME FUND L.P.
                                       AT
                                  $350 per Unit

MACKENZIE PATTERSON ACQUISITION CO., LLC; MP INCOME FUND 19, LLC; MP INCOME FUND
 11, L.P.; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD
INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.;
          SPECIFIED INCOME FUND, L.P.; and MP FALCON GROWTH FUND, LLC
                         (collectively the "Purchasers")

      THE OFFER AND WITHDRAWAL RIGHTS PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME, ON APRIL 30, 2004, UNLESS THE OFFER IS EXTENDED.

The Purchasers hereby seek to acquire any and all outstanding units of limited partnership interest (the "Units") in CHRISKEN PARTNERS CASH INCOME FUND L.P., a Delaware limited partnership (the "Partnership"). The Purchasers are not affiliated with the Partnership or its general partners. The general partners of the Partnership are ChrisKen Income Properties, Inc. and ChrisKen Limited Partnership I (collectively, the "General Partners"). The Purchasers hereby offer to purchase any and all outstanding Units at a purchase price equal to $350 per Unit, less the amount of any distributions declared or made with respect to the Units between March 19, 2004 and April 30, 2004, or such other date to which this offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

The Partnership had 1,494 holders of record owning an aggregate of 35,965 Units as of March 15, 2003, according to its annual report on Form 10-KSB for the year ended December 31, 2002. The Purchasers and their affiliates currently beneficially own a total of 808.14 Units, or approximately 2.2% of the outstanding Units. The 35,157 Units subject to the Offer constitute all of the outstanding Units not held by the Purchasers and their affiliates. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $12,304,950 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

Holders of Units ("Unit holders") are urged to consider the following factors:

o Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership from property operations or dispositions, including the pending sale of the Springdale Apartments, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.

o The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $350 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated,




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

         solely for the purposes of determining an acceptable Offer price, that the Partnership could have an estimated liquidation value of approximately $483 per Unit. It should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Partnership's properties, and are not qualified to appraise real estate. Furthermore, although the Partnership has announced plans to liquidate its assets and has entered into a contingent agreement to sell the Springdale Apartments, there can be no assurance as to the timing or amount of any future Partnership distributions, nor can there be any assurance that the Purchasers' estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

o The Depositary, MacKenzie Patterson Fuller, Inc., is an affiliate of certain of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING
 TENDERED. A UNIT HOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence of any of the conditions specified in
Section 13 of this Offer to Purchase, to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination, or amendment will promptly be disseminated to Unit holders in a manner reasonably designed to inform Unit holders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

March 19, 2004



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


IMPORTANT

Any Unit holder desiring to tender any or all of such Unit holder's Units should complete and sign the Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on yellow paper) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson Fuller, Inc. (the "Depositary"), an affiliate of certain of the Purchasers, at the address or facsimile number set forth below.

                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                             Telephone: 800-854-8357
                             Facsimile: 925-631-9119
                         E-Mail Address: offers@mpfi.com

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 1-800-854-8357.
---------------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
---------------------------

The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.








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


                                TABLE OF CONTENTS

                                                                            Page

SUMMARY TERM SHEET.............................................................5

INTRODUCTION...................................................................8

TENDER OFFER..................................................................11

Section 1.        Terms of the Offer..........................................11
Section 2.        Acceptance for Payment and Payment for Units................11
Section 3.        Procedures for Tendering Units..............................12
Section 4.        Withdrawal Rights...........................................13
Section 5.        Extension of Tender Period; Termination; Amendment..........13
Section 6.        Certain Federal Income Tax Consequences.....................14
Section 7.        Effects of the Offer........................................15
Section 8.        Future Plans................................................16
Section 9.        The Business of the Partnership.............................17
Section 10.       Conflicts of Interest.......................................22
Section 11.       Certain Information Concerning the Purchasers...............22
Section 12.       Source of Funds.............................................23
Section 13.       Conditions of the Offer.....................................23
Section 14.       Certain Legal Matters.......................................24
Section 15.       Fees and Expenses...........................................25
Section 16.       Miscellaneous...............................................25






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


           Schedule I - The Purchasers and Their Respective Principals

                               SUMMARY TERM SHEET

The Purchasers are offering to purchase any and all outstanding Units for $350 per Unit in cash. The following are some of the questions that you, as a Unit holder of the Partnership may have and answers to those questions. The information in this summary is not complete, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

The offer to purchase your Units is being made jointly by MACKENZIE PATTERSON ACQUISITION CO., LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 11, L.P.;
MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; SPECIFIED INCOME FUND, L.P.; and MP FALCON GROWTH FUND, LLC. Each of the Purchasers is a real estate investment fund managed or advised by MacKenzie Patterson Fuller, Inc., a private, independent real estate investment firm. None of these entities is affiliated with the Partnership or its General Partners.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase the units of limited partnership interest, which are the "Units" issued to investors in the Partnership.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $350 per Unit, net to you in cash, less the amount of any distributions declared or made with respect to the Units between March 19, 2004 and the date the Offer expires. The Offer price would be reduced by the amount of distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers. If you tender your Units to us in the Offer, you will not have to pay brokerage fees or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Units sought is purchased, the Purchasers' capital commitment will be approximately $12,304,950. The Purchasers have an aggregate of approximately $63 million in total assets, and more than $15 million in total net assets at their disposal to fund payment to selling Unit holders.

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

Because this is a cash offer that is not conditioned on financing being available, and the Purchasers have more than adequate resources and no intention to take control of the Partnership, other information concerning the Purchasers' financial condition would seem to have little relevance to your decision.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 12:00 midnight, Pacific Daylight Time, on April 30, 2004, to decide whether to tender your Units in the Offer.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern Daylight Time, on the day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on a minimum number of Units tendered, the availability of financing, or the success of the offer. However, we may not be obligated to purchase any Units if certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Units which are validly tendered if, among other things, there is a material adverse change in the Partnership or its business. Please see the discussion in Section 13, Conditions of the Offer, for a description of all conditions.

HOW DO I TENDER MY UNITS?

To tender your Units, you must deliver a completed Letter of Transmittal (printed on yellow paper), to the Depositary at: MacKenzie Patterson Fuller, Inc., 1640 School Street, Moraga, California 94556 (Telephone: 800-854-8357; Facsimile Transmission: 925-631-9119), no later than the time the Offer expires.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED UNITS?

You can withdraw previously tendered Units at any time until the Offer has expired and, if we have not agreed to accept your Units for payment by May 18, 2004, you can withdraw them at any time after such time until we do accept your Units for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED UNITS?

To withdraw Units, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Units.

WHAT DO THE PARTNERSHIP'S GENERAL PARTNERS THINK OF THE OFFER?

The Purchasers have not sought the approval or disapproval of the General Partners. The General Partners may be expected to respond with the Partnership's position on the offer in the next two weeks.

WILL THE PARTNERSHIP CONTINUE AS A PUBLIC COMPANY?

The Partnership reported 1,494 holders of its outstanding Units as of the date of its most recent annual report. If the total number of Unit holders is below 300, the Partnership can elect to discontinue its status as a public reporting company. Accordingly, it is possible that the Offer could result in the total number of Unit holders falling below the foregoing 300 holder level. As disclosed by the Partnership in its public reports, however, there has never been a public trading market for the Units and none is expected to develop, so the Partnership's status as a public company will not affect a trading market in the Units. While the Partnership's Agreement of Limited Partnership requires that all Unit holders be provided annual audited financial statements, quarterly interim financial statements and timely reports providing other information regarding the operations and condition of the Partnership, a change in the Partnership's status as a public company could reduce the information available to Unit holders about the Partnership in the event the information required by the Partnership Agreement is not as extensive as that provided in reports required to be filed by public companies under applicable rules of the Securities and Exchange Commission. We would note, however, that the Partnership is, according to the General Partners public statements, attempting to liquidate its assets and terminate, so any change in the public status of the Partnership would occur upon such liquidation in any event.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY UNITS?

The Purchasers do not anticipate that Units held by non-tendering Unit holders will be affected by the completion of the offer.

WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE PARTNERSHIP?

The Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership. The Purchasers do not have any present intention to take action in connection with the liquidation of the Partnership or with any extraordinary transaction concerning the Partnership or its assets. Although the Purchasers do not have any present intention to take any action with respect to management or control of the Partnership, the Purchasers reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including any vote affecting the sale of the Partnership's assets and the liquidation and dissolution of the Partnership.

WHAT IS THE MARKET VALUE OF MY UNITS?

The Units do not have a readily ascertainable market value, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. According to the Partnership, "The Units are not readily transferable. There is no public market for the Units and it is not currently expected that any will develop." The Purchasers review of independent secondary market reporting publications such as The Partnership Spectrum, and The Stanger Report, reported limited sales of Units on secondary markets during the last six months of 2003, with prices ranging from $300 per Unit to $400 per Unit. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete. The Partnership, in its most recent annual report, has disclosed a number of tender offers for Units over the past two years, including offers by certain of the Purchasers and affiliates of the Purchasers. These offers have been for prices ranging from $280 to $310 per Unit, including offers by Purchasers and their affiliates at $280 per Unit expiring in March of 2002 and $305 per Unit expiring in August of 2002. Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Partnership could have an estimated liquidation value of approximately $483 per Unit. It should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Partnership's properties, and are not qualified to appraise real estate. Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call MacKenzie Patterson Fuller, Inc., toll free, at 800-854-8357.

To the Unit holders of CHRISKEN PARTNERS CASH INCOME FUND L.P.

                                  INTRODUCTION

         The Purchasers hereby offer to purchase any and all Units at a purchase price of $350 per Unit ("Offer Price"), less the amount of any distributions declared or paid with respect to the Units between March 19, 2004, and the Expiration Date, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. The Purchasers are unaware of any distributions declared or paid since March 19, 2004. Unit holders who tender their Units will not be obligated to pay any Partnership transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

         For further information concerning the Purchasers, see Section 11 below and Schedule I. None of the Purchasers or the Depositary is affiliated with the Partnership or the Partnership's General Partners. The address of the Partnership's principal executive offices is 345 North Canal Street, Chicago, Illinois 60606.

Unit holders are urged to consider the following factors:

o Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership from property operations or dispositions, including the pending sale of the Springdale Apartments, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.

o The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $350 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Partnership could have an estimated liquidation value of approximately $483 per Unit. It should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Partnership's properties, and are not qualified to appraise real estate. Furthermore, although the Partnership has announced plans to liquidate its assets and has entered into a contingent agreement to sell the Springdale Apartments, there can be no assurance as to the timing or amount of any future Partnership distributions, nor can there be any assurance that the Purchasers' estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

o The Depositary, MacKenzie Patterson Fuller, Inc., is an affiliate of certain of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid.

         The Offer will provide Unit holders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unit holders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchasers.

Establishment of the Offer Price

         The Purchasers have set the Offer Price at $350 per Unit, less the amount of any distributions declared or made with respect to the Units between March 19, 2004 and the Expiration Date. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including:
(i) the lack of a secondary market for resales of the Units and the resulting lack of liquidity of an investment in the Partnership; (ii) the estimated value of the Partnership's real estate assets, including the potential proceeds from the pending sale of the Springdale Apartments; and (iii) the costs to the Purchasers associated with acquiring the Units.


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


         The Partnership made the following statements in its annual report on Form 10-KSB for the year ended December 31, 2001: "The Units are not readily transferable. There is no public market for the Units and it is not currently expected that any will develop." The lack of any public market for the sale of Units means that Unit holders have limited alternatives if they seek to sell their Units. As a result of such limited alternatives for Unit holders, the Purchasers may not need to offer as high a price for the Units as they would otherwise. On the other hand, the Purchasers take a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchasers themselves will have limited liquidity for the Units upon consummation of the purchase. The Purchasers review of independent secondary market reporting publications such as The Partnership Spectrum, and The Stanger Report, reported limited sales of Units on secondary markets during the last six months of 2003, with prices ranging from $300 per Unit to $400 per Unit. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete.

         The Partnership, in its most recent annual report, has disclosed a number of tender offers for Units over the past two years, including offers by certain of the Purchasers and affiliates of the Purchasers. These offers have been for prices ranging from $280 to $310 per Unit, including offers by Purchasers and their affiliates at $280 per Unit expiring in March of 2002, $305 per Unit expiring in August of 2002, and $315 per Unit expiring October 20, 2003.

         According to the Partnership's current report on Form 8-K, the Partnership has "entered into a Sale and Purchase Agreement to sell the Springdale Apartments ... for a purchase price of $11,385,000, subject to certain adjustments at or prior to closing, payable in cash." The Partnership also disclosed that the sale is "conditioned ... on approval by limited partners holding not less than a majority of the Partnership's outstanding Units." The contract of sale provides that it must close "not later than April 15, 2004," but is subject to a number of conditions precedent to the parties' obligations, including the condition that "Seller [the Partnership] shall have secured all approvals necessary from its limited partners and the Securities & Exchange Commission to complete the sale of the Property to Purchaser." According to the Purchasers' review of the Securities and Exchange Commission's public data base, on March 12, 2004 the Partnership filed preliminary proxy materials for the solicitation of Unit holders' proxies to approve the proposed sale. A solicitation of consent could only commence after filing definitive materials, subject to any comment by the Securities and Exchange Commission staff, and the proxy solicitation process would be expected to take additional time, with the eventual outcome subject to Unit holder determination at the special meeting to be called for the Unit holder vote. Further, Purchasers have no knowledge of the status of satisfaction of the other material conditions to closing. The closing date for the proposed sale may only be extended with the consent of both the buyer and seller. Accordingly, although the General Partners have stated in the preliminary proxy materials that they intend to distribute the net proceeds of the sale of the Springdale Apartments, the Purchasers cannot predict whether or when the sale of the Springdale Apartments may occur or the timing or amount of any distribution of net proceeds to Unit holders. In any event, the Partnership will not liquidate until sale of both real properties. For these reasons, the Purchasers have based their estimate of the value of the Units on the analysis described below.

         The Purchasers are offering to purchase Units which are an illiquid investment and are not offering to purchase the Partnership's underlying assets. Although the Partnership has disclosed that it is marketing its two real properties, as discussed herein, and has a contingent agreement to sell the Springdale Apartments, the sales have not been consummated and the assets of the Partnership may not be liquidated for an indefinite period of time. Accordingly, the underlying asset value of the Partnership is only one factor used by the Purchasers in arriving at the Offer Price. However, in the absence of trading price information, the Purchasers estimate of the net asset value of the Partnership may be relevant to Unit holders' review of the Offer Price. Using publicly available information concerning the Partnership contained in the Partnership's Form 10-KSB for the fiscal year ended December 31, 2002 and the quarterly report for the quarter ended September 30, 2003 and the Current Report filed as of February 9, 2004, the Purchasers derived an estimated net asset value for the Units. The Purchasers are not qualified as real estate appraisers and have relied solely on publicly available information in making their estimate of the value of the Partnership's assets. The Purchasers estimated value of Partnership assets was calculated solely for purposes of formulating their offer and cannot be relied upon as representing an amount which might actually be realized upon a liquidation of the Partnership's assets, whether now or at any time in the future.

         In determining their estimated value of the Units, the Purchasers first calculated the "Estimated Net Sales Value" of the Partnership's real property investments. The Estimated Net Sales Value was determined by first determining the properties' net operating income ("NOI"). The NOI was calculated by subtracting from rental income the property operating expenses. This NOI was then divided by an 11% capitalization rate (the "Cap Rate") and the result reduced by 3% to take into account the estimated closing costs which would be incurred upon sale by the Partnership of the properties, including brokerage commissions, title costs, surveys, appraisals, legal fees and transfer taxes. The NOI and the rental income were obtained from the Partnership's Form 10-QSB for the third quarter ended September 30, 2003 (available on the Commission's EDGAR system, at its internet web site at www.sec.gov, and available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in Chicago, Illinois.)

         The Purchasers believe that the Cap Rate utilized is within a range of capitalization rates currently employed in the marketplace for properties of similar type, age, and quality. The utilization of different capitalization rates, however, could also be appropriate. In this regard, Unit holders should be aware that the use of lower capitalization rate would result in a higher Estimated Net Sales Value.

         To determine the Estimated Liquidation Value of the Partnership's assets, the Purchaser added to the Estimated Net Sales Value of the Partnership's properties the net current assets, as reported in the Partnership's most recent Form 10-KSB for the fiscal year ended December 31, 2002, and calculated the amount of the balance allocable to the Units. The resulting Estimated Liquidation Value of the Partnership's assets per was approximately $483 per Unit. The Purchasers emphasize that this value was calculated by them solely for purposes of selecting an Offer Price. There can be no assurance as to the actual liquidation value of Partnership assets or as to the amount or timing of distributions of liquidation proceeds which may be received by Unit holders. The Partnership has not announced any pending offer to purchase its assets. Accordingly, there can be no assurance as to the availability or timing of any liquidation proceeds.

         The Offer Price represents the price at which the Purchasers are willing to purchase Units. The Purchasers arrived at the $350 Offer Price by applying a liquidity discount to their calculations of Estimated Liquidation Value of the Partnership's assets, after deducting selling and liquidation costs. The Purchasers apply such a discount with the intention of making a profit by holding on to the Units until the Partnership is liquidated, hopefully at close to the full Estimated Liquidation Value. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unit holders. Unit holders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

         The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Partnership's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

General Background Information

         Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partners, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission.

         Tendering Unit holders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase all Units tendered by each Unit holder.

         If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

         Unit holders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

                                  TENDER OFFER

Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Daylight Time, on April 30, 2004, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

         The Offer is conditioned on satisfaction of certain conditions. See
Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unit holders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Units, and the Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay payment for validly tendered Units following expiration.

         The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

Section 2. Acceptance for Payment and Payment for Units. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

         For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Unit holders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unit holders.

         Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

         If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unit holders are entitled to withdrawal rights as described in Section 4.

         If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

Section 3. Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on yellow paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unit holder may tender any or all Units owned by such Unit holder.

In order for a tendering Unit holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Daylight Time, on April 30, 2004, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit holder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unit holder must provide the Depositary with such Unit holder's correct taxpayer identification number and make certain certifications that such Unit holder is not subject to backup federal income tax withholding. Each tendering Unit holder must insert in the Letter of Transmittal the Unit holder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unit holder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unit holder's taxpayer identification number and address and that the Unit holder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Unit holder irrevocably appoints the designees of the Purchasers as such Unit holder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unit holder's rights with respect to the Units tendered by such Unit holder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment. Upon such acceptance for payment, all prior proxies given by such Unit holder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unit holder as they in their sole discretion may deem proper at any meeting of Unit holders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unit holder also assigns to the Purchasers all of the Unit holder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding.

The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unit holder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unit holder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Unit holder's representation and warranty that (i) such Unit holder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unit holders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after May 18, 2004.

         For withdrawal to be effective a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

         If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unit holders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, nor the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

         Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchasers may also be required by applicable law to disseminate to Unit holders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

         If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may not be withdrawn except to the extent tendering Unit holders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Daylight Time.


Section 6. Material Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNIT HOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unit holders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNIT HOLDER TENDERING UNITS SHOULD CONSULT SUCH UNIT HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.


         The following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

Gain or Loss. A taxable Unit holder will recognize a gain or loss on the sale of such Unit holder's Units in an amount equal to the difference between (i) the amount realized by such Unit holder on the sale and (ii) such Unit holder's adjusted tax basis in the Units sold. The amount realized by a Unit holder will include the Unit holder's share of the Partnership's liabilities, if any (as determined under Code section 752 and the regulations thereunder). If the Unit holder reports a loss on the sale, such loss generally could not be currently deducted by such Unit holder except against such Unit holder's capital gains from other investments. In addition, such loss would be treated as a passive activity loss. (See "Suspended Passive Activity Losses" below.)

         The adjusted tax basis in the Units of a Unit holder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unit holder who plans to tender hereunder should consult with the Unit holder's own tax advisor as to the Unit holder's adjusted tax basis in the Unit holder's Units and the resulting tax consequences of a sale.

         If any portion of the amount realized by a Unit holder is attributable to such Unit holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unit holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit holder's recognizing ordinary income with respect to the portion of the Unit holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

         A tax-exempt Unit holder (other than an organization described in Code
Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unit holder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

Partnership Allocations in Year of Sale. A tendering Unit holder will be allocated the Unit holder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit holder will assign to the Purchasers their rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit holder on the sale of the Units.

Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. A tax termination of the Partnership could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's Partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

Suspended "Passive Activity Losses". A Unit holder who sells all of the Unit holder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. As a limited partner of the Partnership, which was engaged in real estate activities, the ability of a Unit holder, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership was limited. Upon sale of all of the Unit holder's Units, such Unit holder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unit holder's Units and then against income from any other source.

Foreign Unit holders. Gain realized by a foreign Unit holder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchasers will withhold 10% of the amount realized by a tendering Unit holder from the purchase price payment to be made to such Unit holder unless the Unit holder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unit holder's TIN, that such Unit holder is not a foreign person and the Unit holder's address. Amounts withheld would be creditable against a foreign Unit holder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

Section 7. Effects of the Offer.

Limitations on Resales. The Purchasers do not believe the provisions of the Partnership Agreement should restrict transfers of Units pursuant to the Offer.

Effect on Trading Market. If a substantial number of Units are purchased pursuant to the Offer the result would be a reduction in the number of Unit holders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Units and none is expected to develop. Therefore, the Purchasers do not believe a reduction in the number of Unit holders will materially further restrict the Unit holders' ability to find purchasers for their Units through secondary market transactions.

Voting Power of Purchasers. If the Purchasers acquire a significant number of the Units sought hereunder could give the Purchasers a controlling voting interest in matters subject to a limited partner vote. The Partnership does not hold annual or regular meetings to elect directors, and does not have a representative board of directors overseeing management. Votes of Unit holders would only be solicited, if ever, for matters affecting the fundamental structure of the Partnership, such as the sale of the properties and termination of the Partnership, and the affirmative vote of more than 50% of the outstanding Units (not a mere quorum) is required to effect action. The Purchasers and their affiliates do not intend to call for any such vote in the foreseeable future, though they are aware that the General Partners have expressed their intention intend to solicit approvals of the sale of the properties. A Unit holder who tenders Units to the Purchasers grants a proxy to the Purchasers as of the date of acceptance of the tender, granting the Purchasers the right to vote such Units it their sole discretion as to any matters for which the Partnership has established a record date prior to the time such. Units are transferred by the Partnership to the Purchasers. Absent significant changes to the proposed sale of Springdale Apartments, the Purchasers would expect to approve the sale on the terms publicly disclosed. The Purchasers nevertheless reserve the right to exercise any and all rights they might hold in the event that any such vote is called by the General Partners, or if, in the future, changes in circumstances would dictate that they or other limited partners exercise their right to call a vote.

Other Potential Effects. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unit holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Partnership if the number of record holders falls below 300, or below 500 if the Partnership's total assets are below $10 million for three consecutive preceding fiscal years. The Partnership reported a total of 1,494 limited partners as of its most recent fiscal year end, but the Purchasers are offering to purchase any and all outstanding Units. Accordingly, it is possible that the Offer could result in the total number of Unit holders falling below the foregoing 300 holder level. As disclosed by the Partnership in its public reports, however, there has never been a public trading market for the Units and none is expected to develop, so the Partnership's status as a public company will not affect a trading market in the Units. While the Partnership's Agreement of Limited Partnership requires that all Unit holders be provided annual audited financial statements, quarterly interim financial statements and timely reports providing other information regarding the operations and condition of the Partnership, a change in the Partnership's status as a public company could reduce the information available to Unit holders about the Partnership in the event the information required by the Partnership Agreement is not as extensive as that provided in reports required to be filed by public companies under applicable rules of the Securities and Exchange Commission. We would note, however, that the Partnership is, according to the General Partners public statements, attempting to liquidate its assets and terminate, so any change in the public status of the Partnership would occur upon such liquidation in any event.

Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer. The Purchasers are seeking to purchase a total of 35,157 Units. If the Purchasers acquire fewer than 35,157 Units pursuant to the Offer, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Units pursuant to one or more future tender offers at the same price, a higher price or, if the Partnership's circumstances change, at a lower price. Alternatively, the Purchasers may discontinue any further purchases of Units after termination of the Offer, regardless of the number of Units purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Partnership's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

         The Purchasers are acquiring the Units pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership. The Purchasers do not have any present intention to take any action in connection with the ongoing liquidation of the Partnership. The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including, but not limited to, any vote to affecting the sale of the Partnership's properties and the liquidation and dissolution of the Partnership. Except as expressly set forth herein, the Purchasers have no present intention to seek control of the Partnership, to cause the Partnership to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of any Partnership, to make any change in the distribution policies, indebtedness or capitalization of any Partnership or to change the structure, management or operations of the Partnership, the listing status of the Units or the reporting requirements of the Partnership.

Section 9. The Business of the Partnership. Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-KSB and Quarterly Reports on Form 10-QSB and other filings with the Securities and Exchange Commission. Such reports and filings are available on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in Chicago, Illinois. The Purchasers have relied on such information to the extent information is presented herein concerning the Partnership, but the Purchasers have no ability to independently verify this information. Thus, the information is provided for informational purposes only; the Purchasers make no statements about, and cannot guaranty the accuracy of, the information included in such reports and extracted in this Offer. The Purchasers can only take responsibility for accurately reporting what the Partnership has reported in its filings.

         The Partnership owns a 99.9% interest in the partnerships which own the Springdale Apartments, a 199-unit apartment complex located in Waukesha, Wisconsin (the "Springdale Apartments"), and Gold Coast Self Storage, a 155,997 gross square foot, seven story and garage style self-storage facility located in Chicago, Illinois ("Gold Coast Storage"). As described above, the Springdale Apartments are subject to a pending agreement of sale. The February 2004 Current Report filed by the Partnership disclosed that "Although Gold Coast Storage has been listed with a broker for sale, as of the date of this Notice of Special Meeting and Solicitation of Proxies, the Partnership had received no purchase offers for Gold Coast Storage. Any future sale of Gold Coast Storage also will require the approval of a majority of the Limited Partners." In the Partnership's quarterly report on Form 10-QSB for the quarter ended September 30, 2003, the Partnership disclosed: "On May 12, 2003, the Managing General Partner received a copy of a letter, dated May 9, 2003, from Mackenzie Patterson, Inc. (now known as `MacKenzie Patterson Fuller, Inc.') and Robert J. Korslin to all of the Partnership's Limited Partners. Mackenzie Patterson, Inc. and Mr. Korslin indicate in their joint letter that they own 1,475 Units (approximately 4.1% of total Units outstanding). The Mackenzie/Korslin letter indicates that they are seeking consent to `cause the General Partners to market the properties.' The Managing General Partner believes that it already has begun taking steps necessary to market the Springdale Apartments and Gold Coast Storage." MacKenzie Patterson Fuller, Inc. had taken steps, together with Mr. Korslin, an unaffiliated fellow Unit holder, to begin seeking a Unit holder action to cause the Partnership to market the properties. After communicating with the General Partners, MacKenzie Patterson Fuller, Inc. determined that, for the present, the Partnership was taking adequate steps to market the properties and has held any further actions in pursuit of liquidation in abeyance. Mr. Korslin is not participating in any way in the Purchaser's Offer.

The following description of the Partnership's properties was included in its most recent Form 10-KSB for the year ended December 31, 2002.

"Item 2.  Description of Properties

 The Partnership holds the Specified Properties (the two real properties, Springdale Apartments and Gold Coast Storage, are referred to in the 10-KSB as the "Specified Properties") described below on an unencumbered or all cash basis. In identifying the Specified Properties, the General Partners considered various real property and financial factors, including the condition and use of such Properties, the prospects for long-range liquidity, income-producing capacity, possible long-term appreciation prospects and income tax considerations. The Partnership will not acquire additional properties. The Partnership originally expected to begin an orderly liquidation of the Specified Properties after a period of operations of five to ten years. The Partnership has been operating for more than ten years. The Partnership intends to hold the Specified Properties until such time as a sale or other disposition appears to be advantageous to achieving the Partnership's investment objectives or it appears that such objectives will not be met. In deciding whether to sell or refinance a Property, the Partnership will consider factors such as potential capital appreciation, cash flow and federal income tax considerations, including possible adverse federal income tax consequences to the Limited Partners. The net proceeds of any such sale or refinancing would be distributed to the Partners in accordance with the terms of the Partnership Agreement.


OCCUPANCY/LEASED SPACE

NAME AND LOCATION   DESCRIPTION OF       12/31/98        12/31/99        12/31/00         12/31/01        12/31/02
                       PROPERTY

   Springdale          199 unit            97%             97%              95%            94.5%            91%
   Apartments         residential
    Waukesha,      apartment complex
    Wisconsin       located on 13.9
                    acres of land.

   Gold Coast       155,997 square         88%             87%              88%             85%            74.1%
     Storage             foot
    Chicago,         self-storage
    Illinois           facility
                     facility with
                        92,391
                    square feet of
                        space.


The Springdale Apartments.

     General. The Partnership holds a 99.9% interest, as sole general partner, in Springdale Associates Ltd., a Delaware limited partnership (hereinafter "Springdale Associates"). ChrisKen Limited Partnership 1, the Partnership's Associate General Partner holds the remaining .1% interest as the sole limited partner of Springdale Associates. Springdale Associates owns the land and buildings located at 2407-17 Springdale Road, Waukesha (Waukesha County), Wisconsin (the "Springdale Apartments").

     Property. The Springdale Apartments comprise a multi-family rental complex built in 1972, consisting of 199 rental units located in eight separate buildings on 13.9 acres of land. Each building is a two-story structure, with some buildings having exposed basements, which allow for another level of apartments on the exposed sides.

     The Springdale Apartments offer one, two and three bedroom models, with rents at December 31, 2002, as follows:


     Apartment Type         No. of Apartments     Average Approximate       Apartment Size          Rent/Sq. Ft.
                                                     Rent per Month                                (Includes Heat)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
      1BR, 1 Bath                  70                   $714-729              677-733 SF             $1.05 -.99
     * 1 BR, I Bath                 9                   $764-779              677-733 SF             $1.13 -1.06
      2BR, 2 Baths                 85                   $819-829              936-966 SF              $.88-.86
     *2BR, 2 Baths                 15                   $864-879              936-966 SF              $.92 -.91
      3BR, 2 Baths                 19                  $989-1004            1,150-1,200 SF            $.86 -.84
     *3BR, 2 Baths                  1                    $1054                 1,150 SF                 $.92

*Renovated


     Although the current rental rates in the table above reflect an average increase of approximately 4.6% over December 31, 2001 rental rates, realized lease rates increased 3.4% during 2002. The average economic occupancy, measured as a percentage of net rental receipts dividend by gross potential rents, of the Springdale Apartments was 95.6% in 2002 compared to 95.3% in 2001. Additionally, occupancy as of December 31, 2002, was 91%. See discussion in Item 6. Management's Discussion and Analysis or Plan of Operations, below. Most tenant leases are for periods of from six months to one year. At December 31, 2002, there were three tenants with month-to-month leases. No tenants lease more than one unit.

     Analysis. The General Partners believe that the following information reflected market conditions as of December 31, 2002, for apartment complexes that may compete with the Springdale Apartments.

COMPETITIVE PROJECTS


     Project         Apartment Type          Average          Apartment Size      Rent/Sq. Ft.
                                        Approximate Rent                         (Includes Heat)
                                            per Month
------------------ ------------------- -------------------- ------------------- ------------------
------------------ ------------------- -------------------- ------------------- ------------------
     Meadows         A) 1BR/1 Bath            $680                 685                $.99
                     B) IBR/1 Bath            $745                 708                $1.05
                     A) 2BR/2 Bath            $745                 943                $.79
                     B) 2BR/2 Bath            $870                1,115               $.78

   Monterey *          1BR/1 Bath           $725-750             730-860            $.99-.87
   (Waukesha)
                       2BR/2 Bath           $785-835            965-1,010           $.81-.83

    Willow *           1BR/1 Bath           $615-650             630-912            $.98-.71
      Creek
   (Waukesha)

                     2BR/1-1/2 Bath         $750-770            940-1,050           $.80-.73

*Does not include heat. A) = Not Remodeled; B) = Remodeled

     The Meadows, which is directly across the street from Springdale Apartments, completed remodeling of its clubhouse, leasing center, fitness center and game room in 1996, and continues to remodel apartment interiors, for which higher rents are charged. Monterey is a seventeen-year-old complex and rental rates do not include heat. Willow Creek is a thirteen-to-fourteen year old complex located next to Springdale Apartments. Willow Creek, whose rental rates do not include heat or water and sewer, comprises 168 units.

     For federal income tax purposes, the Springdale Apartments are being depreciated using 27.5-year straight-line depreciation for the portion of its federal income tax basis allocable to non-tax-exempt Limited Partners and using a 40-year straight-line depreciation for the portion allocable to tax-exempt Limited Partners. Since June 1, 1998, for financial reporting purposes, the Springdale Apartments have been depreciated on straight-line depreciation basis, over a 16.75 year life. See generally, Item 7. Financial Statements - Note 1 to Financial Statements. The General Partners believe that the Springdale Apartments are adequately covered by insurance. Material improvements in 2002 primarily consisted of: eight apartment renovations, nineteen new shower surrounds, joist reinforcements and structural repairs and replacement of air conditioners, appliances, and carpeting, as necessary. See discussion in Item 6, Management's Discussion and Analysis or Plan of Operations, below. Material improvements anticipated in 2003 include: approximately 26 new shower surrounds, joist reinforcements and structural repairs, re-asphalting of the fire lane, renovating apartments, landscaping improvements, exterior lighting enhancements, and apartment carpet and tile, heating, ventilation and air conditioning and appliance replacement on an as needed basis.

Gold Coast Storage.

     General. The Partnership has a 99.9% interest, as the sole general partner, in Chicago I Self-Storage, Ltd., an Illinois limited partnership affiliated with the Partnership (the "Halsted Partnership"). ChrisKen Limited Partnership 1, the Associate General Partner, holds the remaining .1% interest as the sole limited partner of the Halsted Partnership. The Halsted Partnership owns the land and buildings located at 1015 North Halsted, Chicago, Illinois ("Gold Coast Storage").

     Property. Gold Coast Storage is a seven-story, loft-type industrial building constructed in approximately 1930 for use as a light manufacturing facility and warehouse. In 1982, a prior owner converted the building to a self-storage facility. When acquired, the building contained a total gross floor area of approximately 145,000 square feet (now approximately 155,997 square feet primarily resulting from the addition of garage stle[sic] storage buildings), in addition to a full basement area, and was constructed with load-bearing exterior masonry walls and wood floors and joists. The foundation walls are masonry with exterior elevations of common brick and face brick. The office areas in the front of the building are provided with heating, ventilation and air conditioning systems that the General Partners believe to be in satisfactory condition. The storage areas of the building are heated to temperatures held in the 50 degree Fahrenheit range by ceiling-mounted space heaters with fans. The building is serviced by two freight elevators and has a TV security system, fire escape and sprinkler system. The Gold Coast Storage parking lot has 14 spaces for automobiles.

     Lessees of rental units in self-storage facilities include individuals, small businesses, professionals and to some extent, large businesses. Individuals usually rent space for the storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and household goods. Businesses normally rent space for storage of excess inventory, records and equipment. Such usage may be on a long-term or short-term basis. Substantially all leases for storage space in 2002, with the exception of approximately 4,647 square feet, were on a month-to-month basis. The average optimum lease rate for self-storage space is $16.00 per square foot, although rates on individual storage areas vary based upon the number of square feet in the specific storage area. At December 31, 2002, approximately 74.1% of the space was leased compared to 85% at December 31, 2001. On an economic basis, the average occupancy was 72.4% during 2002 and 83.7% during 2001.

     The Partnership has obtained insurance covering the contents of rented storage units where damage is due to negligence or malfeasance. However, the scope of this type of insurance is limited and will not cover wrongful action deemed to be willful. The expense of defending and, where appropriate, settling or paying such claims is an added cost of business to be borne by the Partnership. Although past experience would indicate that such claims should not materially affect the Partnership's financial condition or its results of operations, no assurance can be given regarding the number or amount of such claims or the cost of defending or disposing of them, which the Partnership may have to bear.

The size and type of self-storage units which are available are set forth in the chart below:

(1) Gold Coast Storage - Interior


        Sq. Ft.                   Size               Cost per Month          Cost Annually       Annual Cost per Sq.
                                                                                                         Ft.
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
           16                     4x4x4                  $30.00                 $360.00                $22.50
           32                     8x4x5                  56.00                  672.00                  21.00
           40                     5x8x9                  70.00                  840.00                  21.00
           50                    5x10x9                  90.00                 1,080.00                 21.60
           64                     8x8x9                  112.00                1,344.00                 21.00
           80                    8x10x9                  125.00                1,500.00                 18.75
          104                    8x13x9                  135.00                1,620.00                 15.58
          144                    8x18x9                  187.00                2,244.00                 15.58
          192                    12x16x9                 230.00                2,760.00                 14.38
          352                    22x16x9                 366.00                4,392.00                 12.48

 (2) Gold Coast Storage - Exterior

        Sq. Ft.                   Size               Cost per Month          Cost Annually       Annual Cost per Sq.
                                                                                                         Ft.
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
          200                     10x20                 $240.00                $2,880.00               $ 14.40
          250                     10x25                  290.00                3,480.00                 13.92
          264                     12x22                  304.00                3,648.00                 13.82
          300                     10x30                  345.00                4,140.00                 13.80
          403                     13x31                  419.00                5,028.00                 12.48

     Analysis. The General Partners believe that twenty-one self-storage facilities compete with Gold Coast Storage. Following are seven of the facilities that the General Partners believe most directly compete with the property:

(1)  East Bank Storage (One), 429 West Ohio Street
(This location offers sales representatives a business center which includes private offices and free local telephone use and copier service.)

        Sq. Ft.                   Size               Cost per Month          Cost Annually       Annual Cost per Sq.
                                                                                                         Ft.
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
           25                     5x5x4                  $55.00                $ 660.00                $ 26.40
           50                    5x10x8                  85.00                 1,020.00                 20.40
           64                     8x8x8                  115.00                1,380.00                 21.56
           80                    8x10x8                  135.00                1,620.00                 20.25
          100                    10x10x8                 160.00                1,920.00                 19.20

(2) East Bank Storage (Two), 730 West Lake Street. (This location opened during the fourth quarter 1996.)

        Sq. Ft.                   Size               Cost per Month          Cost Annually       Annual Cost per Sq.
                                                                                                         Ft.
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
           25                     5x5x8                 $ 55.00                $ 660.00                $ 26.40
           50                    5x10x8                  100.00                1,200.00                 24.00
           80                    8x10x8                  160.00                1,920.00                 24.00
          100                    10x10x8                 175.00                2,100.00                 21.00
          150                    10x15x8                 235.00                2,820.00                 18.80
          200                    10x20x8                 305.00                3,660.00                 18.30

(3) Public Storage, 1129 N. Wells. (This location opened for business in early
1996)

        Sq. Ft.                   Size               Cost per Month          Cost Annually       Annual Cost per Sq.
                                                                                                         Ft.
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
           25                     5x5x8                 $ 53.00                $ 636.00                $ 25.44
           50                    5x10x8                  95.00                 1,140.00                 22.80
           80                    8x10x8                  135.00                1,620.00                 20.25
          100                    10x10x8                 139.00                1,668.00                 16.68
          200                    10x20x8                 289.00                3,468.00                 17.34

(4) Public Storage, 362 W. Chicago Ave. (This location opened for business in early 1996)

        Sq. Ft.                   Size               Cost per Month          Cost Annually       Annual Cost per Sq.
                                                                                                         Ft.
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
           25                     5x5x8                 $ 49.00                $ 588.00                $ 23.52
           50                    5x10x8                  85.00                 1,020.00                 20.40
           80                    8x10x8                  109.00                1,308.00                 16.35
          100                    10x10x8                 129.00                1,548.00                 15.48
          200                    10x20x8                 259.00                3,108.00                 15.54

(5) Strong Box, 1516 N. Orleans. (This property has modified some space into a controlled wine cellar.)

        Sq. Ft.                   Size               Cost per Month          Cost Annually       Annual Cost per Sq.
                                                                                                         Ft.
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
           16                     4x4x4                 $ 47.00                $ 564.00                $ 35.25
           25                     5x5x8                  67.00                  804.00                  32.16
           50                    5x10x8                  110.00                1,320.00                 26.40
           64                     8x8x8                  130.00                1,560.00                 24.38
           80                    8x10x8                  158.00                1,896.00                 23.70
          100                    10x10x8                 194.00                2,328.00                 23.28
          144                    8x18x8                  290.00                3,480.00                 24.17



(6) The Lock Up, 930 N. Clybourn.

        Sq. Ft.                   Size               Cost per Month          Cost Annually       Annual Cost per Sq.
                                                                                                         Ft.
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
           50                    5x10x8                 $ 139.00              $ 1,668.00               $ 33.36
           80                    8x10x8                  175.00                2,100.00                 26.25
          100                    10x10x8                 235.00                2,820.00                 28.20
          150                    10x15x8                 309.00                3,708.00                 24.72
          200                    10x20x8                 359.00                 4308.00                 21.54

(7) The Lock Up, 350 W. Kinzie.

        Sq. Ft.                   Size               Cost per Month          Cost Annually       Annual Cost per Sq.
                                                                                                         Ft.
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
           50                    5x10x8                 $ 75.00                $ 900.00                $ 18.00
           80                    8x10x8                  109.00                1,308.00                 16.35
          100                    10x10x8                 179.00                2,148.00                 21.48
          150                    10x15x8                 249.00                2,988.00                 19.92

     Parking lot spaces are leased to ChrisKen Support Services, Inc, an affiliate of Gold Coast Storage, which operates a rental truck service. Rent is paid on a month-to-month basis and is based on volume of rentals as an indication of use of the space. Rent of the parking lot space is expected to average approximately $510 per month.

     For federal income tax purposes, Gold Coast Storage is being depreciated using a part 31.5-year and part 19-year straight-line depreciation method for the portion of its federal income tax basis allocable to non-tax-exempt Limited Partners and using a 40-year straight-line depreciation method for the portion allocable to tax-exempt Limited Partners. For financial reporting purposes, the Property is being depreciated using 31.5-year straight-line depreciation. Major improvements during 2002 included extensive tuck pointing and masonry, replacement of the first floor roof and elevator repairs. See Item 6, Management's Discussion and Analysis or Plan of Operations, below for further discussion. Major improvements anticipated for 2003 include new signage, new doors and gutter systems for existing garages, the enclosure of 190 window openings with UL fire rated materials, replacement of the dock catch basin, and structural repairs."

Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer. The Depositary's role is administrative only, however, and any conflict of interest should not be deemed material to Unit holders.

Section 11. Certain Information Concerning the Purchasers. The Purchasers are MACKENZIE PATTERSON ACQUISITION CO., LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 11, L.P.; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; SPECIFIED INCOME FUND, L.P.; and MP FALCON GROWTH FUND, LLC. For information concerning the Purchasers and their respective principals, please refer to
Schedule I attached hereto. The principal business of each of the Purchasers is investment in securities, particularly real estate-based securities. The principal business address of each of the Purchasers is 1640 School Street, Moraga, California 94556.

         The Purchasers have made binding commitments to contribute and have available sufficient amounts of capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers. The Purchasers are not public companies and have not prepared audited financial statements or financial statements prepared in accordance with generally accepted accounting principles. MacKenzie Patterson Fuller, Inc. and its affiliates have been in the business of purchasing illiquid real estate securities; both in open market transactions and by means of tender offers, since 1982 and have acquired more than $50 million in such securities for affiliated portfolios during the last ten years. The Purchasers have aggregate assets that are more than sufficient to fund their collective obligation to purchase Units in this Offer.

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on
Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Partnership or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. .

Section 12. Source of Funds. The Purchasers expect that approximately $12,304,950 would be required to purchase 35,157 Units, if tendered, and an additional $20,000 may be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through their existing capital and assets. The cash and liquid securities necessary to complete the entire purchase is readily available and is committed to that purpose. Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date.

         The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

         (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unit holders,
(iii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer (See the discussion of such benefits in the Summary Term Sheet and Introduction sections of the revised Offer to Purchase) or (v) materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Partnership, in the reasonable judgment of the Purchasers;

         (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which will, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) of paragraph (a) above;

         (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchasers, is or will be materially adverse to the Partnership, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or will have a material adverse effect on the value of the Units;

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

         The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers or may be waived by the Purchasers in whole or in part at any time and from time to time prior to the Expiration Date in their sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition. Any termination by the Purchasers concerning the events described above will be final and binding upon all parties.

Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Units thereunder. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Patterson Fuller, Inc., an affiliate of certain Purchasers, to act as Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNIT HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

         No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

March 19, 2004

MACKENZIE PATTERSON ACQUISITION CO., LLC
MP INCOME FUND 19, LLC
MP INCOME FUND 11, L.P.
MACKENZIE PATTERSON SPECIAL FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.
SPECIFIED INCOME FUND, L.P.
MP FALCON GROWTH FUND, LLCC

                                   SCHEDULE I

                 THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

             The Purchasers are MACKENZIE PATTERSON ACQUISITION CO., LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 11, L.P.; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; SPECIFIED INCOME FUND, L.P.; and MP FALCON GROWTH FUND, LLC. Each of the Purchasers is organized as a limited liability company or limited partnership. The Manager of each of the limited liability company Purchasers and the general partner of each of the limited partnership Purchasers is MacKenzie Patterson Fuller, Inc. The names of the directors and executive officers of MacKenzie Patterson Fuller, Inc. are set forth below. The Purchasers have jointly made the offer and are jointly and severally liable for satisfying its terms. Other than the foregoing, the Purchasers' relationship consists of an informal agreement to share the costs associated with making the offer and to allocate any resulting purchases of Units among them in such manner and proportions as they may determine in the future. Each of the entities is organized in California.

MacKenzie Patterson Fuller, Inc.

The names of the directors and executive officers of MacKenzie Patterson Fuller, Inc. are set forth below. Each individual is a citizen of the United States of America. The principal business address of MacKenzie Patterson Fuller, Inc., each Purchaser, and each individual is 1640 School Street, Moraga, California 94556, and the business telephone number for each is 925-631-9100.

C.E. Patterson is President and a director of MacKenzie Patterson Fuller, Inc., which acts as manager and general partner of a number of real estate investment vehicles, and has served in those positions since January 1989. In 1981, Mr. Patterson founded Patterson Financial Services, Inc., a registered investment advisor ("PFS"), with Berniece A. Patterson, as a financial planning firm, and he has served as its President since that date. Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. Mr. Patterson has served as president of Host Funding, Inc., an owner of lodging properties, since December 1999. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., and an executive officer and controlling shareholder of Moraga Partners, Inc., each a closely held real estate investment company, and trustee of the Pat Patterson Western Securities, Inc. Profit Sharing Plan. Mr. Patterson, through his affiliates, manages a number of investment and real estate companies.

Berniece A. Patterson is a director of MacKenzie Patterson Fuller, Inc., and has served in that capacity since January 1989. In 1981, Ms. Patterson and C.E. Patterson established PFS. She has served as Chair of the Board and Secretary of PFS since that date. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Since October 1990, Ms. Patterson has served as Chief Executive Officer of Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of its three nursing homes and over 300 employees.

Glen W. Fuller became senior vice president and a director of MacKenzie Patterson Fuller, Inc. in May 2000. Prior to becoming senior vice president, from August 1998 to April 2000, he was with MacKenzie Patterson Fuller, Inc. as a portfolio manager and research analyst. Since December 1999, Mr. Fuller has served as an officer and director of Host Funding, Inc. Prior to joining MacKenzie Patterson Fuller, Inc., from May 1996 to July 1998, Mr. Fuller ran the over the counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks. Mr. Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities, a registered broker dealer. Mr. Fuller currently is a NASD-registered options principal and a registered bond principal, and he holds his NASD Series 7, general securities license. Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Chip Patterson is vice president, general counsel, and a director of the MacKenzie Patterson Fuller, Inc. Prior to joining MacKenzie Patterson Fuller, Inc. in July 2003, he was a securities and corporate finance attorney with the national law firm of Davis Wright Tremaine LLP from August, 2000 to January, 2003. From August, 1997 to May, 2000 he attended the University of Michigan Law School, where he graduated magna cum laude with a Juris Doctor Degree. Prior to law school, Chip Patterson taught physics, chemistry, and math at the high school level for three years, from June, 1994 to June, 1997. He graduated with high distinction from the University of California at Berkeley with a Bachelor of Arts Degree in Political Science. He also has prior experience in sales, retail, and banking.

Christine Simpson is vice president of MacKenzie Patterson Fuller, Inc. and is responsible for the day-to-day management of research and securities purchases and sales on behalf of the entities managed by MacKenzie Patterson Fuller, Inc. Ms. Simpson has served in that position since January 1997; from January 1994 until her promotion to vice president, she was a research analyst with MacKenzie Patterson Fuller, Inc. She joined MacKenzie Patterson Fuller, Inc. as an administrative assistant in July 1990.